January 19, 2011

VIA EDGAR AND OVERNIGHT MAIL

Ms. Cecilia Blye, Chief

Office of Global Security Risk

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Altria Group, Inc.
Form 10-K for the year ended December 31, 2009
Filed February 24, 2010
File No. 1-8940

Dear Ms. Blye:

We are transmitting herewith the response of Altria Group, Inc. (“Altria”) to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) dated December 22, 2010 (the “Comment Letter”) relating to Altria’s Form 10-K for the year ended December 31, 2009 filed February 24, 2010.

Set forth below are Altria’s responses to the Comment Letter. For ease of reference, we have reproduced the comments in your letter in italics, as numbered, before each response.

As described in more detail below, matters raised in the Comment Letter do not involve contacts subject to U.S. economic sanctions and export controls and therefore do not pose a material investment risk to Altria’s security holders, whether measured qualitatively or quantitatively.

Form 10-K (Fiscal Year Ended December 31, 2009)

1.	We note disclosure on page 1 that you own a 27.3% interest in SABMiller plc, and we note from SABMiller’s website that it has a subsidiary and a brewery in southern Sudan. Sudan is identified by the U.S. State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan whether through affiliates, distributors, resellers, subsidiaries, or other direct or indirect arrangements. Your response should describe any services or products you have provided to Sudan and any agreements, commercial arrangements, or other contacts you have had with the government of Sudan or entities controlled by the government.

Ms. Cecilia Blye

Securities and Exchange Commission

January 19, 2011

RESPONSE:

(a) Altria’s Operations. The business of Altria and its subsidiaries is predominantly conducted in the U.S. Any international operations are immaterial to Altria and do not involve any contact with Sudan whether through affiliates, distributors, resellers, subsidiaries or other direct or indirect arrangements.

Altria has adopted, enforced, and trained employees under a comprehensive set of fiscal and trade policies intended to prevent the direct or indirect sale of its products into sanctioned states such as Sudan. For instance, Altria’s Code of Conduct for Compliance and Integrity sets forth specific provisions instructing all employees of its companies to comply with all export controls and trade restrictions and includes a “Know Your Customer” mandate to help assure compliance. Altria has adopted appropriate processes that implement these policies and mandates.

(b) Altria’s Minority Interest in SABMiller plc. Altria acknowledges that as of December 31, 2009, Altria held approximately 27.3% interest in SABMiller plc (“SABMiller”). SABMiller is one of the world’s largest brewers, with an extensive portfolio of brands that include beers and non-alcoholic beverages. SABMiller is not a subsidiary of Altria or a consolidated entity for the purposes of Altria’s financial reporting. Further, Altria is not involved in the day-to-day operations of SABMiller. Currently, pursuant to the Amended and Restated Relationship Agreement between Altria and SABMiller, three of Altria’s nominees serve as non-executive members of SABMiller’s Board of Directors, which consists of fifteen members.

SABMiller Operations in Southern Sudan

Upon receipt of the Comment Letter, Altria inquired of SABMiller as to its business activity in Sudan. Based on this inquiry, it is Altria’s understanding that all of SABMiller’s business is conducted in the area governed by the Government of Southern Sudan and not in Sudan itself. The Government of Southern Sudan has been recognized as an entity distinct from the Government of Sudan and, therefore, as of October 17, 2007, excluded from the sanctions of the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) as set forth in 31 CFR 538.305. On the express basis that the U.S. wished to encourage investment and development in Southern Sudan, these regulations exempt “all trade and related transactions and humanitarian assistance in specified areas of Sudan, including Southern Sudan [. . .], from the sanctions imposed on Sudan by Executive Order 13067 of November 3, 1997” (emphasis added) (other than in relation to petroleum or petrochemical industries). These regulations exempt financial transactions and all shipments of goods, services and technology as long as they do not transit non-exempt areas of Sudan or involve institutions owned by the Government of Sudan.

Ms. Cecilia Blye

Securities and Exchange Commission

January 19, 2011

Specifically, SABMiller advised Altria that SABMiller’s operations in Southern Sudan during the period addressed in the Comment Letter have been as follows:

•	In December 2008, SABMiller’s subsidiary, Southern Sudan Beverages Limited, announced the opening of a new beverage facility in Juba, the capital of Southern Sudan.

•	In May 2009, this SABMiller subsidiary announced the commencement of local production in the Juba beverage facility. Currently, this facility produces beer, soft drinks and water.

•

SABMiller’s investment in the Juba beverage facility amounted to approximately $37 million. Consistent with the goal of the foregoing regulation to encourage investment and development in Southern Sudan, SABMiller’s investment in the Juba beverage facility includes a land lease agreement between the Juba community and SABMiller that provides the community with royalties from this development. This development also benefits the local community with employment and drinkable water.

•

SABMiller’s subsidiary, Southern Sudan Beverages Limited, is seeking to establish a local source of cassava for use in brewing beer. Consequently, SABMiller is supporting, through Southern Sudan Beverages Limited, an innovative sourcing model. In addition to providing a local source of cassava supply for Southern Sudan Beverages Limited, this project is intended to promote sustainable agriculture and support food security by supporting smallholder farmers.

We further understand from our inquiry that none of the foregoing business activities in Southern Sudan transit non-exempt areas of Sudan or involve institutions owned by the Government of Sudan. Nor do any such activities encompass non-exempt activities related to the petroleum or petrochemical industries.

2.	Please discuss the materiality of your contacts with Sudan as described in response to our foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan, including the potential for reputational harm from your relationship with SABMiller.

Ms. Cecilia Blye

Securities and Exchange Commission

January 19, 2011

RESPONSE:

As discussed in the response to question 1 above, neither Altria nor any of its subsidiaries has any contact with Sudan. SABMiller’s operations are limited to Southern Sudan which is exempt from the sanctions imposed by the U.S. Department of the Treasury. As a result, Altria believes that, taking into account quantitative and qualitative factors, the contacts with Southern Sudan by SABMiller do not constitute a material investment risk for Altria’s security holders.

With respect to the qualitative analysis, Altria’s shareholders are not being exposed to potential reputational harm from Altria’s relationship with SABMiller, because SABMiller’s operations in Southern Sudan are consistent with the U.S. policy of encouraging investment and development in Southern Sudan.

With respect to quantitative analysis, the following data provided to Altria by SABMiller in response to Altria’s inquiry illustrates that SABMiller’s revenues, assets and liabilities from Southern Sudan are insignificant to Altria’s consolidated results of operations, cash flows or financial position (i.e., each case, less than 0.2% of Altria’s consolidated net revenues, assets and liabilities, in each of the past three fiscal years and the subsequent interim period):

SABMiller’s Revenues, Assets and Liabilities from Southern Sudan

	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Nine months ended September 30, 2010
	(in millions)	(in millions)	(in millions)	(in millions)
Revenues	$—	$—	$5	$22
Assets	—	20	40	45
Liabilities	—	(21)	(47)	(58)

For the foregoing reasons, Altria believes that the contacts by SABMiller described above are not material to the security holders of Altria.

* * * *

In addition, Altria acknowledges that:

•	Altria is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Altria may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Ms. Cecilia Blye

Securities and Exchange Commission

January 19, 2011

If there is any additional information or materials that we might provide to assist the Staff’s review, please call me at

804-484-8533.

Sincerely,

/s/ W. Hildebrandt Surgner, Jr.
W. Hildebrandt Surgner, Jr. Corporate Secretary and Senior Assistant General Counsel

cc:	Max Webb
Assistant Director
Division of Corporation Finance